ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

September 24, 2012	Nathan Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                               Stone Harbor Emerging Markets Total Income Fund

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of Stone Harbor Emerging Markets Total Income Fund (the “Fund”), Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (File Nos. 333-182200, 811-22716) pursuant to the Securities Act of 1933, as amended (Amendment No. 3 pursuant to the Investment Company Act of 1940, as amended).

Please direct any questions regarding this filing to me at (202) 626-3909.  Thank you for your attention in this matter.

Sincerely,

/s/ Nathan Briggs
Nathan Briggs

cc:                                 Adam J. Shapiro

Michael G. Doherty